U. S. Securities and Exchange Commission
                     Washington, D. C.  20549

                             FORM 10-SB/A
                            Amendment No. 1

            GENERAL FORM FOR REGISTRATION OF SECURITIES
                     OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                           West Coast Car Company
                            --------------------
                (Name of Small Business Issuer in its Charter)


         Delaware                                    54-2155579
         --------                                    ----------
(State or Other Jurisdiction of                  (I.R.S. Employer I.D. No.)
 incorporation or organization)


            33055 Harmony Lane, Temecula, California, 92592
           (Address of principal executive offices) (Zip Code)

         Issuer's telephone number (951) 303-2125
                                   --------------

Securities to be registered under Section 12(b) of the Act:

  NONE

Securities to be registered under Section 12(g) of the Act:

              Common Stock, $0.001 Par Value
              -------------------------------
                    (Title of class)

Table of Contents

PART I

Item 1.         Description of Business
Item 2.         Management's Discussions and Analysis or Plan of Operation
Item 3.         Description of Property
Item 4.         Security Ownership or Certain Beneficial Owners and
                Management
Item 5.         Directors, Executive Officers, Promoters and Control
                Persons
Item 6.         Executive Compensation
Item 7.         Certain Relationships and Related Transactions
Item 8.         Description of Securities

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholders Matters
Item 2.         Legal Proceedings
Item 3.         Changes in and Disagreements with Accountants
Item 4.         Recent Sales of Unregistered Securities
Item 5.         Indemnification of Directors and Officers

PART F/S

PART III

Item 1. Index to Exhibits

Forward Looking Statements

This Form 10-SB/A contains forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled "Risk Factors," "Management's Discussion and Analysis or Plan of Operation" and "Description of Business." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to estimates for future performance; and, estimates regarding anticipated operating losses, future revenues, capital requirements and our needs for additional funding.

In some cases, you can identify forward-looking statements by terms such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," "would" and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. We discuss many of these risks in greater detail under the heading "Risk Factors" in this Form 10-SB/A. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our estimates and assumptions only as of the date of this Form 10-SB/A. You should read this Form 10-SB/A and the documents that we have filed as exhibits to this Form 10-SB/A completely and with the understanding that our actual future results may be materially different from what we expect.

The safe harbors of forward-looking statements provided by the Securities Litigation Reform Act of 1995 are unavailable to issuers not subject to the reporting requirements set forth under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. As we have not registered our securities pursuant to Section 12 of the Exchange Act, such safe harbors set forth under the Reform Act are unavailable to us.

--------------------------------------------------
Item 1. Description of Business

Our Company

References in this Form 10-SB/A to "we," "us," "our," the Company or "WCCC" refer to West Coast Car Company d/b/a So Cal Car Company. In March 2004, the Company was incorporated in the State of Delaware as West Coast Car Company, or WCCC. In the State of California, we operate as West Coast Car Company d/b/a So Cal Car Company.

We are a pre-owned retail automobile dealership in Southern California. So Cal Car Company commenced operations in Temecula, California in November 2004. As of August 30, 2005 we have bought and sold a 1997 Porsche Boxter car and 2005 Nissan Altima. At this time there are no vehicles in inventory.

Robert Worthington, our President, has been licensed to sell used cars and motorcycles by the State of California since November 2004. Since 1962, Mr. Worthington has bought and sold 63 used cars and motorcycles for personal use and 20 vehicles that were refurbished or rebuilt and sold for profit. Mr. Worthington's occupational background has been as an executive in the electronics and fabrication manufacturing industries and prior to his affiliation with West Coast Car Company, had never worked full-time in auto sales. At this time, Mr. Worthington is our only full-time employee. Our other two officers assist Mr. Worthington as needed on a part-time basis.

Our Company currently has a working capital deficit and our auditors have expressed doubt about our ability to continue as a going concern.

We operate as a "traditional" pre-owned dealership, whereby we seek out vehicles from various sources, such as auctions, private parties, wholesalers and sell the same vehicles to the general public. We acquire the vehicles prior to identifying a buyer. We may not realize a profit on each sale. Where deemed appropriate, we will repair, modify or enhance cars before sale.

Prior to commencing business in Temecula, California, we obtained the following licenses and permits: Business License from the City of Temecula, Sellers Permit from California Franchise Tax Board, Building permit from City of Temecula for our building sign, a dealer license from the California DMV and a $50,000 bond for a used car dealer from an insurance company. These permits and licenses have been received and we are fully licensed to conduct business in Temecula, California at this time. We have established a retail location and office.

Our principal office and retail location is located at 28860 B1 Old Front Street, Temecula, California 92590. It is located off I-15. The office and retail space is approximately 1375 sq feet. Prior to leasing the building was occupied by an insurance company. The facility had to undergo improvements to create a showroom for displaying motor vehicles. Approximately $2,000 was spent on new carpeting, paint and decor. Also, a building sign with the name "So Cal Car Co", at a cost of $1,000, was purchased and installed on the front of the building. Our hours of operation are 9-5pm.

Our common stock financing consists of a private placement offering that resulted in sale of 494,820 shares of our common stock. The purchase price was $0.20. The total number of Common Stock shares issued and outstanding is 2,994,819.

There are 50,000 shares of preferred stock issued and outstanding that were sold in a private placement to fund the initial corporation expenses, which included legal fees and incorporation expenses. The shares issued were issued to Jeff
D. Jenson at a price of $0.10 convertible into 2.5 shares of common stock of the company.

The Company issued stock to the founders for services, 833,333 shares each for services estimated to be $1,000/each for business plan development and other services.

We currently have a loan outstanding to Self-Storage Super Center, Inc. The principal of $50,000 and interest of 8% is due upon retirement. It is an unsecured loan and is payable on demand.

We have no contracts or agreements with any automobile suppliers at this time, but may seek out or sign agreements in the future.


Automobile Market Overview

According to The Detroit News, demand for luxury car brands increased 7% in 2004 compared to the year before. Since luxury vehicles are status symbols, they are more insulated from negative economic factors. The increase in luxury vehicle sales occurred despite the rising cost of gasoline. In 2003, luxury sales accounted for 11.5% of US sales.

The baby boomer generation, consisting of people born between 1946 and 1964, will continue to have a dramatic impact on the auto industry, since they are such a large group, with disposable income. Forty-five percent of the people buying cars are over the age of 50 according to The Detroit News.

According to the NADA, National Automobile Dealers Association, in the last year, the average used vehicle price at dealerships has increased to $14,250 from $13,500. NADA also goes on to say that used car sales should be up this year, as many typical used car buyers returned to work in the past year. Wholesale used vehicle prices increased for the first time in four years in 2004.

According to the Manheim Used Car Market Report the used vehicle market has been 43 million(2002), 43.6 million(2003) and 42.5 million(2004) vehicles in the last three years. In 2004, franchised dealers (GM, Ford, Toyota etc.) represented 28% of used car sales. 72% of used car sales are by independent dealers.

We expect to capture only a small portion of the overall market. Our expectation is to buy and sell no more than 4-6 cars per month at this time.


Geographic Location

WCCC is located in the city of Temecula in Southwest Riverside County, California. Temecula borders on the San Diego County line. Temecula is one of the fastest growing and affluent cities in Southern California, known for its wineries, golf courses and its International Film Festival. Within an hour's drive are the communities of Rancho Santa Fe and La Jolla, both among the richest cities in the United Sates.

For the first year of operation, we anticipate that the facility will require approximately 1375 sq. ft. of office space to conduct business with clientele and to maintain files and other record keeping requirements. There is an area to display a maximum of four automobiles for sale. If our inventory exceeds four automobiles, we will require a larger facility.

Initially the Company had planned to buy and sell two to three year old luxury vehicles automobiles. The economy in the community ultimately dictates what vehicles sell better than others. The economy and popularity of vehicles is dynamic and changes periodically. Flexibility in the make model and year of vehicles to buy and sell is required. In May, we purchased a 1997 Porsche Boxter Convertible and a 2005 Nissan Altima, which is not a luxury car, but we which felt we could acquire it at a good price and realize a profit on it. We sold the Boxter in mid June and sold the Altima in August. Both sales were at a loss.


Customer Profile

Our anticipated customer base will be comprised of two segments of the automobile buying population. We believe the first group is thirty something year-old people with money to spend on houses and automobiles. We believe that many customers in this segment are buying the car they have always wanted. We believe that the other segment of the population spending money on upscale and luxury automobiles is the baby boomers. They have reached their peak earning potential; their kids are through college, and have the extra money to spend on their dream car. There are almost two million people who are aged 30-59 in Riverside and San Diego County (US Census Bureau).

Competition

Currently the competition in the local area marketplace, consisting of a population of about 250,000, for WCCC is from three other upscale and luxury resellers as well as several low to mid range dealers located in the immediate area, numerous new car dealerships and purchases through the Internet.

We believe the higher price of an upscale and luxury used car offers the company an opportunity to potentially achieve a bigger profit on the sale of each car compared to the profit achieved on the sale of a less expensive automobile. While we plan to focus on this sales segment, we will not limit our sales to this segment.

By the end of the first year of sales, it will be to company's advantage to develop and maintain relationships with a minimum of five automobile financing institutions. We believe that the availability of financing to our buyers will help make us competitive with our larger competition. In addition, we can potentially receive profit from finance contracts. We currently do not have any agreements with financing institutions.

We believe there is enough of a market in the area to support many similar businesses. Our expectation is that since we have a small volume, we will not present a significant threat to any of the larger competitors, and will be able to operate without having to compete directly. Also, we hope to compete with other dealerships by carefully researching and selecting vehicles that will be desired by our potential customers.

Buying Strategy

Auctions, classified ads and the Internet will be used to locate automobiles to buy for resale. There are a large number of auction businesses located within a

50-mile radius of us. The majority of automobiles for sale at auction are cheap, high mileage automobiles. However, banks and other financial institutions use auctions to sell upscale and luxury low mileage repossessed automobiles and prior leased automobiles.

Newspaper classified ads from local and national newspapers are another source for locating automobiles to buy.

We anticipate that our best source for locating automobiles to buy for resale will be the Internet. There are two sources with very large databases of used cars for sale. The Auto Trader advertises approximately two million used cars for sale nationally. E-bay Motors continues to expand the number of automobile offerings and also has an extensive list of automobiles for auction. Our two vehicle acquisitions to date have been through E-bay.

Our primary objective is to locate and buy an automobile and sell at a gross margin target of 15%. We believe that our inventory needs to turn in two weeks or less for us to be profitable.


Marketing and Advertising

We believe that our marketing and advertising will position us as the best local source for quality and service when buying an upscale and luxury used automobile. Radio spots on the local FM station KATY, 101.3 are under consideration as well as concurrent advertisements at local movie theaters (Edwards Cinema Center) and the local newspaper (the press Enterprise) may also present an opportunity for visibility.

To date we have advertised in The Press Enterprise (local paper), Autotrader(national listing) and on Ebay.

Government Approval of Principal Products or Services

Prior to commencing business in Temecula, California, we were required to obtain the following licenses and permits: Business License from the City of Temecula, Sellers Permit from California Franchise Tax Board, Building permit from City of Temecula for our building sign, a dealer license from the California DMV and a $50,000 bond for a used car dealer from an insurance company. These permits and licenses have been received and we are fully licensed to conduct business in Temecula, California at this time. We have established a retail location and office. We are not aware of any other permits required to conduct our business.

Effect of Existing or Probable Government Regulations

We do not repair or service any vehicles, and we are not aware of any specific environmental laws which apply to us as a used car dealership operating under this capacity.

We do not anticipate any effects on our business from existing or probable governmental regulation.

Trademarks

The Company does not currently have any registered trademarks at this time.

Employees

Robert Worthington, our president, is our only full-time employee at this time. For other services, we rely on the efforts of our other directors and executive officers, Daniel D. Drummond, our Vice-President, and Alexander S. Ferries, our Treasurer/Secretary, each of whom devotes an average of 10-20 hours per month to our operations, as may be required. We believe that our operations are currently on a small scale that is manageable by these individuals.

RISK FACTORS

WE LACK A SIGNIFICANT OPERATING HISTORY AND HAVE LOSSES, WHICH WE EXPECT TO CONTINUE INTO THE FUTURE

We were incorporated in March 2004 and we have recently commenced our proposed business operation. We have a limited operating history upon which an evaluation of our future success or failure can be made. Our net loss since inception is $75,564. Our ability to achieve and maintain profitability and positive cash flow is dependent upon several factors that include, but are not limited to the following:
   -our ability to receive and maintain the proper state, city or federal operating licenses and permits
   -our ability to market and advertise our used car business
   -our ability to generate revenues
   -our ability to raise the capital necessary to continue the development of our website and business plan.

Based upon current plans, we expect to incur operating losses in future periods. This will happen because there are expenses associated with the operation of our used car retail space and website. We cannot guarantee that we will be successful in generating revenues in the future. Failure to generate additional revenues may cause us to go out of business.

At this time, we have no definitive source of revenues except from the sale of used cars. Therefore, we must limit the development of our business. Because we may have to limit the development of our operations, we may not be successful in determining which marketing channel is best suited for our company.

As of August 30, 2005, we have acquired and sold two cars.

OUR INDEPENDENT AUDITOR HAS EXPRESSED SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN
At this time, we lack sufficient operations and funds to continue our business. We will need to obtain vehicle inventory and generate sales or raise additional capital to continue our business.


WE WILL REQUIRE ADDITIONAL FUNDS TO ACHIEVE OUR CURRENT BUSINESS STRATEGY AND OUR INABILITY TO OBTAIN ADDITIONAL FINANCING WILL INTERFERE WITH OUR ABILITY TO EXPAND OUR CURRENT BUSINESS OPERATIONS.

We will need to raise additional funds through public or private debt or sale of equity to expand our current business operation as a used car dealer. This financing may not be available when needed. Even if this financing is available, it may be on terms that we deem unacceptable or are materially adverse to stockholder interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. Our inability to obtain financing would have an adverse effect on our ability to implement our growth strategy, and as a result, could require us to diminish or suspend our operations and possibly cease our operations.

We estimate that we will need to raise another $100,000 to allow us to operate as a dealership for the next year.

OUR EXECUTIVE OFFICERS, DIRECTORS AND MAJOR STOCKHOLDERS HAVE SIGNIFICANT CONTROL OVER US, WHICH MAY LEAD TO CONFLICTS WITH OTHER STOCKHOLDERS OVER CORPORATE GOVERNANCE MATTERS.

Our current directors and officers, as a group, beneficially own 83.5% of our outstanding common stock. Acting together, these stockholders would be able to significantly influence all matters that our stockholders vote upon, including the election of directors and mergers or other business combinations.

WE ACQUIRE VEHICLES AT MARKET PRICES, WHICH SUBJECTS US TO USED VEHICLE MARKET PRICING RISK

Because we acquire vehicles at wholesale prices, fluctuations in vehicle pricing will impact our acquisition cost and sales revenue, and may impact our ability to realize profits on our inventory.

WE FACE INTENSE COMPETITION FROM OTHER NEW AND USED CAR DEALERS, WHICH ARE LARGER AND HAVE GREATER RESOURCES, WHICH COULD RESULT IN A FAILURE TO MAINTAIN OUR EXISTING CLIENTS AS WELL AS OBTAINING NEW CLIENTS.

The used car dealer market is intensely competitive, highly fragmented and subject to rapid change. We may be unable to compete successfully with our existing competitors or with any new competitors. We compete with many large new and used car dealers, which have significantly greater personnel, financial, managerial, technical and marketing resources than we do. This competition from other companies with greater resources and reputations may result in our failure to maintain or expand our business.

IF WE DO NOT SELL OUR CARS IN A TIMELY MANNER, WE MAY NOT BE ABLE TO LIQUIDATE OUR CARS DUE TO CHANGES IN THE LOCAL MARKET

If we fail to liquidate our used cars in a timely manner, our inventory may become stale and we may not be able to sell our used cars for a profit.

WE MAY BE REQUIRED TO BEAR THE COSTS OF UNFORSEEN EVENTS

We may face unforeseen events such as vandalism, theft which might require unexpected repairs to our inventory.

LOSS OF OUR KEY MANAGEMENT STAFF COULD BE DETRIMENTAL TO OUR BUSINESS.

We are presently dependent to a great extent upon the experience, abilities and continued services of Robert Worthington, our President and a director. He is our only full-time employee and has been responsible for obtaining all of the permits and acquisition and sales of vehicles to date. The loss of his services would have a material adverse effect on our business, financial condition or results of operation.

We have no written contracts with our President, and as such he has the ability to be employed by or consult for other companies, which may prevent him from devoting full-time efforts to our operations, if needed. Our President, Robert Worthington is not required to work exclusively for us. Therefore, it is possible that a conflict of interest with regard to Mr. Worthington's time may arise if another company employs him. Mr. Worthington's failure to devote full-time efforts to our operations could slow our operations and may reduce our financial results because of the slow down in operations.

There are no written contracts with other members of management, and as such, devote only their time as needed.

There are no written or oral agreements that prohibit members of management from competing with West Coast Car Company.

CERTAIN STATES MAY NOT ALLOW SALES OF OUR COMMON SHARES AND INVESTORS MAY BE REQUIRED TO HOLD THEIR COMMON SHARES INDEFINITELY

Because our common stock will not be listed on an exchange, an investor's ability to sell shares of our common stock will be subject to compliance with state securities laws. We have not qualified the sale of shares by potential investors in any state and no assurances can be given that we will effect any required qualification or that any state exemption will be available permitting an investor to sell his common shares. As a result, such common shares may be required to be held indefinitely.

INVESTORS MAY HAVE DIFFICULTY LIQUIDATING THEIR INVESTMENT BECAUSE OUR COMMON STOCK IS LIKELY TO BE SUBJECT TO PENNY STOCK REGULATION.

Our Common Stock may be subject to rules that regulate it as a "penny stock". The SEC has adopted rules that regulate broker/dealer practices in connection with transactions in penny stocks. In general, stock is considered "penny stock" unless the stock is (i) listed on a national securities exchange or authorized for quotation on Nasdaq, (ii) has a price of $5 or more, or (iii) the issuer of the stock (a) has average revenues of at least $6 million for the last three years, or (b) has net tangible assets of more than $2 million, if in continuous operation for at least three years, or (c) has net tangible assets of more than $5 million, if in continuous operation for less than three years. The penny stock rules require a broker/dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker/dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker/dealer, and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker/dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in any secondary market for a stock that becomes subject to the penny stock rules, and accordingly, customers in our securities may find it difficult to sell their securities, if at all.

THE MARKET FOR OUR COMMON STOCK, EVEN IF REGISTERED UNDER THE SECURITIES ACT, MAY NOT BE LIQUID.

There is currently no public trading market for our common stock. Therefore, there is no central place, such as a stock exchange or electronic trading system, to resell your common shares. If you do want to resell your common shares, you will have to locate a buyer and negotiate your own sale, subject to compliance with securities laws, as discussed below.

Even if our common stock is registered under the Securities Act, it may be thinly traded compared to larger more widely known companies. Thinly traded common stock can be more volatile than stock trading in an active public market. We cannot predict the extent to which an active public market for its common stock will develop or be sustained. Further, there is no assurance that our common stock will be listed on any stock exchange or even qualify to be quoted on the over-the-counter bulletin board. Failure to do so may make it very difficult to sell our common stock.

NO DIVIDENDS AND NONE ANTICIPATED

To date, we have paid no cash dividends on our common shares. For the foreseeable future, earnings generated from our operations will be retained for use in our business and not to pay dividends.

ECONOMIC FACTORS

Macroeconomic factors such as gasoline price, increase in interest rates, and economic conditions could affect the demand for our automobile product. Particularly, sustained high gasoline prices could impact the sale of luxury vehicles that typically demand larger volumes of fuel and higher grades. An economic recession in California will also result in reduced demand for our product.

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Item 2. Management's Discussions and Analysis or Plan of Operation

This "Management's Discussions and Analysis or Plan of Operation" section should be read in conjunction with the other sections of this Form 10-SB/A, including "Description of Business," "Financial Statements" and "Risk Factors." This section contains a number of forward looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described through this filing.

Overview

We were formed in March 2004 and recently, after obtaining our first round of financing, obtained the necessary permits and secured a lease for a retail location in Temecula, California. We are considered a development stage company. As of August 30, 2005, we have acquired and sold two cars.


Plan of Operation

From our inception until now, our focus has been on obtaining the appropriate licenses and setting up a retail location. This focus has consumed significant financial resources, leaving us with insufficient funds for working capital. We have only recently begun to acquire and sell vehicles.

On March 7, 2005 we secured a $50,000 loan from Self-Storage Super Center, Inc., which bears an annual interest rate of 8%. This loan allowed us to purchase two cars and to begin sales. This loan is not secured or guaranteed and is payable on demand.

By the end of August, we have sold two cars, both below our acquisition cost.

By November 2005, we plan to secure additional working capital in the range of $50-100,000 in the form of a loan from one or more of our stockholders to carry us for the next twelve months. As we buy our inventory and then offer it for sale, the funds will be necessary to continue our business. We expect to pay $15-20,000 for each acquisition. Rent is $2,054/month.

If we are able to receive additional funding by the end of November, we hope to sell two to three cars per month from December 2005 until June 2006. If we are able to operate profitably during these months, then we expect to be able to increase our inventory with the proceeds from these sales and sell three to four cars per month.

We acquire vehicles and hold them on our lot prior to any indentified sale or buyer. We have no inventory at this time and have not yet identified a particular vehicle for our next acquisition.

As of October 25, 2005, we have a working capital deficit of approximately $1,000, which requires that we obtain a loan or find other forms of bringing in additional capital. We have a cash balance of approximately $5,500.

Discussion of Results

From inception, March 10, 2004 through June 30, 2005 we have had revenue of $16,518. During this period, we have accumulated a capital deficit and loss of $125,373, which has resulted in a $.05 loss per share.

To date, we have had General and Administrative costs of $123,510. The G & A expenses consisted of obtaining permits and rent expense. We also spent $7,030 towards fixed assets, which include leasehold improvements and office equipment.


Liquidity and Capital Resources

In 2004, we raised $98,964 from a Private Placement Offering pursuant to Rule 506 of Regulation D.

On March 7, 2005 we secured a $50,000 loan from Self-Storage Super Center, Inc., which bears an annual interest rate of 8%. At this time, we have almost exhausted the funds from this loan.

To continue to operate, we will need to raise additional funds or continue to borrow money. At this time we are seeking to borrow additional funds in the amount of $50,000 - $100,000 from stockholders.

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Item 3. Description of Property

Our principal office and retail location is located at 28860 B1 Old Town Front Street, Temecula, California 92590. It is located off the I-15 freeway. The office and retail space is approximately 1375 sq feet. Our site improvements to the space include new carpeting, paint and a new sign bearing "So Cal Car Co".

We have entered into a two year lease agreement for our current office/retail space, which agreement concludes at the end of July, 2006. An early termination clause allows us to terminate this lease early with a termination fee of $4,200. The monthly rent is $1,994.

We have made capital investments of $5,255 to our rented office space, consisting of new carpet, paint and a building sign. This figure also includes the purchase of furniture and a computer.

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Item 4. Security Ownership or Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of our common stock as of August 30, 2005 for: (a) each person known by us to own beneficially more than 5% of our of common stock; (b) each of our directors; (c) each of our executive officers; and (d) all directors and executive officers as a group.

The percentage of beneficial ownership for the following table is based on 2,994,819 shares of common stock outstanding.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this registration statement are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.


Beneficial Shareholder|	Address               | Shares     | Percent
----------------------------------------------------------------------
Robert Worthington*   | 33055 Harmony Lane    |            |
                      | Temecula, CA 92592    | 833,333    | 27.83%
----------------------------------------------------------------------
Daniel Drummond*      | 7930 Artesian Rd
                      | San Diego, CA 92127   | 833,333    | 27.83%
----------------------------------------------------------------------
Alex Ferries*         | 1608 W 2225 S.        |            |
                      | Woods Cross, UT 84087 | 833,333    | 27.83%
----------------------------------------------------------------------
Sami and Dawn Maywood | 6105 Avenida Cresta   |            |
                      | La Jolla, UT 92037    | 178,500    |  5.96%
----------------------------------------------------------------------
                                              |            |
Officers and Directors                        | 2,499,999  | 83.5%

*Serves as an officer and director.



The following table sets forth information regarding the beneficial ownership of our Series Preferred Stock as of August 30, 2005 for: (a) each person known by us to own beneficially more than 5% of our of Preferred stock; (b) each of our directors; (c) each of our executive officers; and (d) all directors and executive officers as a group.

The percentage of beneficial ownership for the following table is based on 50,000 shares of Series Preferred Stock outstanding.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of preferred stock subject to options that are currently exercisable or exercisable within 60 days of the date of this registration statement are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Beneficial Shareholder|	Address               | Shares     | Percent
----------------------------------------------------------------------
Jeff Jenson           | 1348 E. 3300 S. #202  |            |
                      | Salt Lake City, UT    | 50,000     | 100%
----------------------------------------------------------------------
Officers and Directors                        | 0          | 0 %




Change in Control
No arrangements currently exist that may result in a change in control of WCCC.

--------------------------------------------------
Item 5. Directors, Executive Officers, Promoters and Control Persons

Our executive officers and directors, and their ages and positions are as follows:

Robert Worthington     57     President and Director
Daniel Drummond        54     Vice President, Chairman of the Board and
                               Director
Alex Ferries           31     Secretary, Treasurer and Director


Robert Worthington, the Company's Founder, has served as the Company's President and a Director since March 2004. He has held executive level positions in a diversified manufacturing environment, with a focus on inventory management and control. From May 1997 to March 2000, Mr. Worthington was VP of Operations at PG Design in Chesterfield, Michigan. From September 2000 to September 2001, he was VP of Operations at Wieland Precision Machine in Lake Elsinore, California. From October 2001 to December 2002 he was VP and General Manager of Wieland Warison in Lake Elsinore, California. From December 2002 until his affiliation with West Coast Car Company, Mr. Worthington undertook various job assignments as a consultant for a printing company and developing software training material for C&H Sugar. He also has a background in software implementation and consulting for companies such as The Walt Disney Company. Mr. Worthington's hobby is buying and selling automobiles and motorcycles. Primarily for his own benefit, he has bought and sold over 70 automobiles and 14 motorcycles, primarily low to medium priced vehicles. Mr. Worthington is a graduate of Cal State Northridge.


Daniel Drummond, the Company's Vice President and a Director has served since March 2004. He has been a Managing Director at Tryant, LLC since February 2004. From October 1999 to July 2000, Mr. Drummond was Chairman and Chief Operating Officer at Ameranth Technology Systems in San Diego, California. From March 2001 to October 2001, he was President of Wieland Precision Machine in Lake Elsinore, California. From October 2001 to December 2002 He was CEO of Wieland Warison, Inc. From April 2003 to January 2004, he was an independent consultant, working for Jeff Jenson, and consulting on the operations and development for a retail pharmacy, which never materialized. He graduated from West Point, where he later taught, and served in the Armed Forces for twenty years, retiring after serving as the Chief of Army Public Affairs in New York and as a senior public affairs officer in the Pentagon. Mr. Drummond was also a military affairs advisor to CBS News. He is also Vice President and Director of Self-Storage Super Center, Inc. and Vice President and Director of BigHorn Air, Inc.

Alex Ferries has served as the Company's Secretary and Treasurer and a Director since March 2004. He has been an associate at Tryant, LLC since February 2004. From July 2003 to January 2004, he worked part-time as an independent consultant, evaluating the merits of a potential retail pharmacy chain, which never materialized. He was not actively employed from June 2002 to July 2003. From September 2000 to June 2002, he attended The Tuck School of Business at Dartmouth and graduated with an MBA. From February 1999 to May 2000 Mr. Ferries worked for Critical Link, LLC, an engineering consulting firm in Syracuse, New York. Before that he worked at Sensis Corporation, a RADAR and air traffic control systems developer and manufacturer located in DeWitt, NY. His other professional experiences are related to manufacturing and product development. He also holds a Bachelor of Arts and Bachelor of Engineering from Dartmouth College. Mr. Ferries is President and Director of Wrap-N-Roll USA, Inc., and Secretary and Director of AcuRx, Inc.

None of the officers and directors was subject to the following in the preceding five years:

(1) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(2) Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

(4) Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Audit Committee

The Company does not presently have an audit committee or an audit committee financial expert on its Board of Directors. The Company has not generated revenue from its operations nor had the financial ability to attract the requisite Board expertise.

--------------------------------------------------
Item 6.         Executive Compensation


The following table presents summary information for the year ended December 31, 2004 concerning the compensation earned by our President.



                                                      ANNUAL
                                                   COMPENSATION                            LONG-TERM
COMPENSATION
                                                -------------------                     ------------
----------------
                                                                                          AWARDS
                                                                                        ----------
                                                                           OTHER        RESTRICTED
                                       FISCAL                             ANNUAL          STOCK
ALL OTHER
NAME AND PRINCIPAL POSITION             YEAR     SALARY    BONUS      COMPENSATION      AWARDS
COMPENSATION
----------------------------            -----   --------   --------   ---------------   ----------
---------------
Robert Worthington(1) .............    2004    $25,000      -          -                $1,000(2)
President
Daniel Drummond   (2) .............    2004       -         -          -                $1,000(2)
Vice President
Alex Ferries      (2) .............    2004       -         -          -                $1,000(2)
Secretary and Treasurer



(1) Mr. Worthington began serving as our President in March 2004 and receives a monthly draw of $2,500.

(2) On April 9, 2004, Mr. Worthington, Mr. Drummond and Mr. Ferries each received 833,333 shares of our common stock, which was valued at $1,000.


Directors' Compensation

We have no formal or informal arrangements or agreements to compensate our directors for services they provide as directors of our company.

On April 9, 2004, Daniel Drummond, Alexander Ferries and Robert Worthington all received 833,333 shares of common stock for efforts related to the founding and establishment of the company.

Employment Contracts and Officers' Compensation

We do not have employment agreements with any of our officers. Any future compensation to be paid to these individuals will be determined by our Board of Directors, and employment agreements will be executed.

Stock Option Plan and Other Long-term Incentive Plan
We currently do not have an existing or proposed stock option plan or long term incentive plan.

--------------------------------------------------
Item 7.         Certain Relationships and Related Transactions


On March 7, 2005 we secured a $50,000 loan from Self-Storage Super Center, Inc., which bears an annual interest rate of 8%, interest and principal payable due on retirement. This loan will allow us to purchase inventory to begin sales. Daniel Drummond, one of our directors is also a director of Self-Storage Super Center, Inc.

Self-Storage Super Center, Inc. had idle funds at the time of the loan and determined that the loan would benefit Self-Storage Super Center.

Mr. Drummond owns approximately 21% of the common stock of Self-Storage Super Center, Inc.

See Exhibit 10.2


--------------------------------------------------
Item 8.         Description of Securities

The following is a summary description of our capital stock and certain provisions of our certificate of incorporation and by-laws, copies of which have been filed as exhibits to this Form 10-SB/A. The following discussion is qualified in its entirety by reference to such exhibits.

General

We are authorized to issue 100,000,000 shares of common stock, $.001 par value, and 5,000,000 shares of preferred stock, $.001 par value.

Common Stock

There were 2,994,819 shares of common stock outstanding as of April 30, 2005. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders and are not entitled to cumulate their votes in the election of directors (provided we are not subject to section 2115 of the California General Corporation Law). The holders of common stock are entitled to any dividends that may be declared by the Board of Directors out of funds legally available therefore subject to the prior rights of holders of any outstanding shares of preferred stock and any contractual restrictions we have against the payment of dividends on common stock. In the event of our liquidation or dissolution, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive or other subscription rights and no right to convert their common stock into any other securities.

Preferred Stock

The Company's Amended and Restated Certificate of Incorporation authorizes 5,000,000 shares of Preferred Stock, $.001 par value per share. 4,000,000 of these shares are "blank check" Preferred Stock. The board of directors of the Company is authorized to provide for the issuance of these unissued and undesignated "blank check" shares of Preferred Stock in one or more series, and to fix the number of shares and to determine the rights, preferences and privileges thereof.

The Company has designated 1,000,000 shares of its Preferred Stock as Series A Preferred Stock of which 50,000 shares are outstanding as of April 30, 2005.
The holders of Series A Preferred Stock have the following rights: (i) holders of Series A Preferred Stock, in preference to the holders of Common Stock shall be entitled to receive cash dividends at a rate of 8% of the Series A Preferred issue price. Such dividends are non-cumulative and payable when, as and if declared by our board of directors; (ii) holders of Series A Preferred Stock vote together as a single class with holders of Common Stock, with each share of Series A Preferred Stock being entitled to cast a number of votes equal to the number of shares of Common Stock into which it is convertible, which is 2.5 as of the date hereof; (iii) in addition to certain automatic conversion provisions, which go in effect upon the closing of a public offering, which provides gross proceeds in excess of $5,000,000 to the company, the Series A Preferred Stock is convertible at any time at the option of the holders thereof, at the rate of 2.5 shares of Common Stock (subject to adjustment for certain dilutive issuances) for each share of Series A Preferred Stock; and (iv) holders of Series A Preferred Stock will, upon liquidation, dissolution or winding-up of the Corporation, in preference to the holders of Common Stock, be entitled to receive an amount equal to the issue price per share of Series A Preferred Stock.

Summary of anti-dilution provisions

The anti-dilution protection takes the form of weighted average anti-dilution protection, whereby if common stock is issued at a price below the effective Series Preferred Conversion Price, which is currently $0.10 (but is adjusted as described below) a new lower Series Preferred Conversion price will become effective. This conversion price effectively increases the number of common shares to which the Series Preferred shares will convert. This rate is dependent on the new issue price for the Common stock, the number of newly issued common shares and the number of common shares currently outstanding. Please read our Amended and Restated Certificate of Incorporation, which has been incorporated by reference with this Form 10-SB/A for more details.

Anti-takeover provisions

As discussed above, our board of directors can issue up to 4,000,000 shares of "blank check" Preferred Stock, with any rights or preferences, including the right to approve or not approve an acquisition or other change in control. The issuance of such "blank check" Preferred Stock could be used to discourage a transaction involving an actual or potential change in control of us or our management, including a transaction in which our stockholders might otherwise receive a premium for their shares over then current prices,

In addition, we are subject to Section 203 of the Delaware General Corporation Law, or DGCL, which regulates acquisitions of some Delaware corporations. In general, Section 203 prohibits, with some exceptions, a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date of the transaction in which the person became an interested stockholder, unless: (i) prior to the date a person becomes an interested stockholder, the board of directors of the corporation approved the business combination or the other transaction in which the person became an interested stockholder; (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors or officers of the corporation and issued under employee stock plans under which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to the date the person became an interested stockholder, the board of directors of the corporation approved the business combination and the stockholders of the corporation, other than the interested stockholder, authorized the transaction at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3 % of the outstanding stock of the corporation not owned by the interested stockholder.

Section 203 of the DGCL defines a "business combination" to include any of the following: (i) any merger or consolidation involving the corporation or any direct or indirect majority-owned subsidiary of the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the corporation's assets involving the interested stockholder;
(iii) in general, any transaction that results in the issuance or transfer by the corporation of any of its stock of any class or series to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of its stock of any class or series owned by the interested stockholder; or the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation.

In general, Section 203 defines an "interested stockholder" as: (i) any person who owns 15% or more of a corporation's outstanding voting stock; (ii) any person associated or affiliated with the corporation, who owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's outstanding voting stock; or (iii) the affiliates and associates of any such person.

Section 203 of the DGCL could depress our stock price and delay, discourage or prohibit transactions not approved in advance by our board of directors, such as takeover attempts that might result in a premium over the market price of our common stock.

The above description of the Company's Common Stock and Preferred Stock is only a summary, and is qualified in its entirety by reference to the Amended and Restated Certificate of Incorporation filed with this Form 10-SB/A.

--------------------------------------------------
PART II

--------------------------------------------------

Item 1.         Market Price of and Dividends on the Registrant's Common Equity
                 and Other Shareholders Matters

Market Information

At this time, there is no public market for our common equity.

Options

There are no options outstanding on our common stock, nor is there any employee stock option plans in effect.

Warrants

There are no warrants outstanding on our common stock or preferred stock.

Shareholders

As of April 30, 2005 there were 57 shareholders of record.

Dividends

We have never declared or paid cash dividends on our common or preferred stock. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. If we do pay dividends in the future, we must pay dividends to holders of Preferred Stock before distributions can be made to our current common stockholders.

Shares Available For Sale under Rule 144

There are currently 2,994,819 shares of our common stock and 50,000 shares of our Series A Preferred Stock that are considered restricted securities under Rule 144 of the Securities Act of 1933, or the Securities Act. In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this Form 10-SB/A, a person who has beneficially owned shares of our common stock for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period the number of restricted shares that does not exceed the greater of: (i) 1% of the number of shares of our common stock then outstanding; or (ii) the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with the Securities Exchange Commission with respect to the sale.
Sales of restricted shares under Rule 144 are also subject to requirements regarding the manner of sale, notice, and the availability of current public information about the Company. Rule 144 also provides that affiliates that sell shares of common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.


Under Rule 144(k) as in effect as of the date hereof, a stockholder who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate of us, may sell those shares without complying with the manner of sale, notice, public information or volume limitation provisions of Rule 144.

--------------------------------------------------
Item 2.         Legal Proceedings

   NONE.

Item 3.	  	Changes in and Disagreements with Accountants

   NONE.

Item 4.	  	Recent Sales of Unregistered Securities


On April 9, 2004, Daniel Drummond, Alexander Ferries and Robert Worthington each were issued 833,333 shares of common stock at $0.0012 as consideration for services related to the founding and establishment of the company. The directors and officers are deemed to be "accredited investors," as that term is defined in Regulation D of the Securities Act. The offer, sale and issuance of such securities were deemed to be exempt from registration under the Securities Act in reliance upon Rule 506 of Regulation D.

On June 30, 2004, we issued 50,000 shares of Series A Preferred Stock at $0.10 per share to an outside investor for an aggregate purchase price of $5,000. The purchaser was an "accredited investor," as that term is defined in Regulation D of the Securities Act of 1933. The offer, sale and issuance of such securities were deemed to be exempt from registration under the Securities Act in reliance upon Rule 506 of Regulation D.

In a private placement offering pursuant to Rule 506, we sold a total of 494,820 shares of our common stock at $0.20 per share on the dates below to 53 outside investors for an aggregate purchase price of $98,964. All of the investors were "accredited investors," as that term is defined in Regulation D of the Securities Act of 1933. The offer, sale and issuance of such securities were deemed to be exempt from registration under the Securities Act in reliance upon Rule 506 of Regulation D.

    On July 10, 2004 we issued 394,570 shares of Common Stock.
    On August 5, 2004 we issued 95,750 shares of Common Stock.
    On September 17, 2004 we issued 4,500 shares of Common Stock.


-----------------------------------------------------
Item 5.	  	Indemnification of Directors and Officers

We were incorporated under the laws of the State of Delaware. Section 145 of the DGCL, generally provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, provided that the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may also indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation.

Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which the officer or director has actually and reasonably incurred.

Our amended and restated certificate of incorporation and bylaws provide for the indemnification of our directors and executive officers to the fullest extent permitted under the DGCL and other applicable laws. In addition, our amended and restated certificate of incorporation provides that the liability of our directors for monetary damages shall be eliminated to the fullest extent under applicable laws.

There is currently no pending litigation or proceeding involving any of our directors or executive officers for which indemnification is being sought. We are not currently aware of any threatened litigation that may result in claims for indemnification against us by any of our directors or executive officers.

--------------------------------------------------
PART F/S


Audited December 31, 2004 Financial Statements.



                        WEST COAST CAR COMPANY
                    [A Development Stage Company]

      Report of Independent Registered Public Accounting Firm
                       and Financial Statements

                          December 31, 2004






WEST COAST CAR COMPANY
[A Development Stage Company]
TABLE OF CONTENTS
                                                                           Page
Report of Independent Registered Public Accounting Firm                     1
Balance Sheet - December 31, 2004                                           2
Statements of Operations for the Period Ended December 31, 2004             3
Statement of Stockholders' Equity for the Period Ended December 31, 2004    4
Statements of Cash Flows for the Period Ended December 31, 2004             5
Notes to Financial Statements                                              6-9



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
West Coast Car Company, Inc.
We have audited the accompanying balance sheet of West Coast Car Company, Inc. [a development stage company] as of December 31, 2004, and the related statements of operations, stockholders' deficit, and cash flows for the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of West Coast Car Company, Inc., as of December 31, 2004, and the results of their operations and their cash flows for the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has accumulated losses and is still developing its planned principal operations. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Mantyla McReynolds
Salt Lake City, Utah
January 27, 2005



                           West Coast Car Company, Inc.
                          [A Development Stage Company]
                                 Balance Sheet
                               December 31, 2004

                                    Assets
Current Assets
   Cash and cash equivalents                                   $ 16,250
   Deposits                                                         550
                                                               --------
Total Current Assets                                             16,800

Fixed Assets
    Fixed assets, net of depreciation - Note 5                    6,624
                                                               --------
Total Fixed Assets                                                6,624

Other Assets
    Deposits                                                      7,976
                                                               --------
Total Current Assets                                              7,976
                                                               --------
Total Assets                                                   $ 31,400


                        Liabilities and Stockholders' Equity

Liabilities
Current Liabilities
   Current Liabilities                                         $ -
                                                               --------
Total Current Liabilites                                         -


Long-term Liabilities
   Long-term Liabilities                                         -
                                                               --------
Total Current Liabilites                                         -
Total Liabilities                                                -

Stockholders' Equity

Preferred Stock -- 5,000,000 shares authorized having a
  par value of $.001 per share; 50,000 shares issued and
  outstanding; current liquidation value of $.10 per
  share Note 4                                                       50

Capital Stock -- 100,000,000 shares authorized having a
  par value of $.001 per share; 2,994,819 shares issued
  and outstanding - Note 4                                        2,995

Additional paid-in capital                                      103,919
Deficit accumulated during the development stage                (75,564)
                                                               --------
Total Stockholders' Equity                                       31,400
                                                               --------
Total Liabilities and Stockholders' Equity                     $ 31,400







See accompanying notes to financial statements

                           West Coast Car Company, Inc.
                          [A Development Stage Company]
                             Statement of Operations
For the Period from Inception [March 10, 2004] through December 31, 2004

Revenues                                                       $    -

General and administration expenses                              70,505
Website development costs                                         5,059
                                                               --------
Total general and administration expenses                        75,564

Net Loss                                                      $ (75,564)


Basic loss per share                                            $ (0.03)
Weighted average number of common shares
outstanding                                                   2,540,032






See accompanying notes to financial statements

                                 West Coast Car Company, Inc.
                                [A Development Stage Company]
                             Statement of Stockholders' Deficit
   For the Period from Inception [March 10, 2004] through December 31, 2004

                          Preferred Stock     Common Stock
                          ----------------    ---------------       Additional              Total
                          Shares     Par       Shares      Par       Paid in    Retained    Stockholders'
                          Issued     Amount    Issued      Amount    Capital    Earnings    Equity
                          ------     ------    ------      ------    -------    --------    -------------
Balance, March 10,        -          $ -       -           $ -       $ -        $ -         $ -
2004

4/9/04 - Issued stock
for services rendered,
at $.0012 per share                           2,499,999    2,500     500                    3,000

7/10/04 - Issued stock
for cash at $.20 per
share                                         394,570      394       78,520                 78,914

8/5/04 - Issued stock
for cash at $.20 per
share                                         95,750       96        19,054                 19,150

9/17/04 - Issued stock
for cash at $.20 per
share                                         4,500        5         896                    900

Issue stock for cash at
$.10 per share            50,000     50                              4,950                  5,000
Net loss for the period
ended December 31,
2004                                                                           (75,564)    (75,564)
Balance, December 31,
2004                      50,000     $ 50     2,994,819   $ 2,995   $ 103,919  $(75,564)  $ 31,400





See accompanying notes to financial statements

                    West Coast Car Company, Inc.
                   [A Development Stage Company]
                      Statements of Cash Flows
  For the Period from Inception [March 10, 2004] through December 31, 2004

Cash Flows From Operating Activities
   Net Loss                                                       $ (75,564)
   Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation                                                         406
   Common shares issued for services rendered                         3,000
   (Increase)/decrease in short-term deposits                          (550)
   (Increase)/decrease in long-term deposits                         (7,976)
                                                                   ---------
Net Cash From Operating Activities                                  (80,684)

Cash Flows From Investing Activities
   Purchase of property and equipment                                (7,030)
                                                                   ---------
Net Cash From Investing Activities                                   (7,030)

Cash Flows From Financing Activities
   Proceeds from stock issuance                                     103,964
                                                                   ---------
Net Cash From Financing Activities                                  103,964

Net Increase in Cash                                                 16,250
Beginning Cash Balance                                                  -
                                                                   ---------
Ending Cash Balance                                                $ 16,250
Supplemental Disclosures
   Interest paid                                                   $    -
   Income taxes paid                                               $    -


See accompanying notes to financial statements

                       West Coast Car Company, Inc.
                      [A Development Stage Company]
                     Notes to the Financial Statements
                            December 31, 2004
NOTE 1 - ORGANIZATION
    West Coast Car Company, Inc., doing business as So Cal Car Company
(the "Company") was incorporated under the laws of the State of Delaware on March 10, 2004. The Company was organized to operate as an automobile dealership in southern California and is still commencing its planned principal operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Accounting Method
The Company's financial statements are prepared using accounting principles generally accepted in the United States.

b. Provision for Taxes
The Company accounts for income taxes using the asset and liability method. Under this method, income taxes are provided for amounts currently payable and for amounts deferred as tax assets and liabilities based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Deferred income taxes are measured using the enacted tax rates that are assumed will be in effect when the differences reverse.

c. Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

d. Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

e. Basic Loss Per Common Share
Basic loss per common share has been calculated based on the weighted average number of shares outstanding.

f. Impact of New Accounting Standards
In March 2004, the Financial Accounting Standards Board published an Exposure Draft Share-Based Payment, an Amendment of FASB Statements No. 123 and 95. The proposed change in accounting would replace existing requirements under SFAS 123, Accounting

West Coast Car Company, Inc.
[A Development Stage Company]
Notes to the Financial Statements
December 31, 2004

for Stock-Based Compensation, and APB Opinion No 25, Accounting for Stock Issued to Employees. Under this proposal, all forms of share-based payments to employees, including employee stock options, would be treated the same as other forms of compensation by recognizing the related cost in the income statement. The expense of the award would generally be measured at fair value at the grant date. Current accounting guidance requires that the expense relating to so-called fixed plan employee stock options only be disclosed in the footnotes to the financial statements. The comment period for the exposure draft ends
June 30, 2004.

g. Revenue Recognition
The Company recognizes revenues in accordance with the Securities and Exchange Commission Staff Accounting Bulletin (SAB) number 104, "Revenue Recognition." SAB 104 clarifies application of U. S. generally accepted accounting principles to revenue transactions. Revenue is recognized when sales close and the vehicles are delivered to the customer. The Company records an account receivable for revenue earned but net yet collected. For revenue received in advance of services, the Company records a current liability classified as either deferred revenue or customer deposits.

h. Property
Property and equipment are stated at cost. Depreciation is provided using the straightline and the declining balance methods over the lesser of the useful lives of the related assets or the remaining lease term on leasehold improvements. Expenditures for maintenance and repairs are charged to expense as incurred.

i. Web Site Development Costs
The cost of web site development and maintenance has been expensed as incurred as part of the Company's ongoing operations.

NOTE 3 - GOING CONCERN
The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has limited financial resources and its operations during the period ended December 31, 2004 were unprofitable. As the Company is still commencing its planned principal operations, no revenues were earned during the period ended December 31, 2004. These factors raise substantial doubt about its ability to continue as a going concern.

The Company is preparing its operating site for automobile sales. Further, efforts are being made to market the Company's business to potential consumers. If the Company is unsuccessful in these efforts and cannot attain sufficient automobile sales to permit profitable operations or if it cannot obtain a source of funding or investment, it may substantially curtail or terminate its operations.

                       West Coast Car Company, Inc.
                      [A Development Stage Company]
                     Notes to the Financial Statements
                           December 31, 2004

NOTE 4 - STOCKHOLDERS' EQUITY
Common Stock

On April 9, 2004, the Company issued 2,499,999 shares to its officers for services rendered, valued at $.0012 per share. During the period ended December 31, 2004, the Company also raised $98,964 from the issuance of 494,820 common shares, which were sold at $0.20 per share.

Preferred Stock
On June 30, 2004, 50,000 shares of Series A Preferred stock were issued through the conversion of outstanding indebtedness in the form of a Promissory Note from the Company to an individual dated June 30, 2004. The stock was valued at $.10 per share. The stock has the following summarized characteristics and rights:
 - Dividends - Cash dividends at 8% of the issue price, payable only when and if declared by the Board and shall be non-cumulative.
 - Voting - Holders shall be entitled to the number of votes equal to the number of shares of common stock into which the preferred shares could be converted.
 - Liquidation - Upon liquidation, holders shall be entitled to receive an amount per share equal to the original issue price plus all declared and unpaid dividends.
 - Conversion - At the option of the holder, shares may be converted to common stock at the current rate of 2.5 common shares per one share of preferred stock. The conversion price is currently equal to the original issue price.

NOTE 5 - PROPERTY

The major classes of assets as of the balance sheet date are as follows:
Amount
Fixed Assets
   Leasehold Improvements (method: straight line; life: 2 years)       $ 5,255
   Office Equipment (method: double declining; life: 5 years)            1,775
                                                                       -------
Total Fixed Assets                                                       7,030
Accumulated Depreciation
   Leasehold Improvements                                                (317)
   Office Equipment                                                       (89)
                                                                       -------
Total Accumulated Depreciation                                           (406)
                                                                       -------
Net Property, Plant & Equipment                                        $ 6,624

Depreciation expense for the period ended December 31, 2004 was recorded in the amount $406.

                       West Coast Car Company, Inc.
                      [A Development Stage Company]
                     Notes to the Financial Statements
                              December 31, 2004

NOTE 6 - INCOME TAXES

No provision has been made in the financial statements for income taxes because the Company has accumulated losses from operations since inception. Any deferred tax benefit arising from the operating loss carried forward is offset entirely by a valuation allowance since it is not currently estimable when and if the Company will have taxable income to take advantage of the losses.


Deferred Tax Asset                                  Balance       Tax     Rate
------------------------------------------------    ---------  -------   -------
Federal loss carryforward (expires through 2024)
    First $50,000 of loss carryforward              $ 50,000   $ 7,500   15.00%
    Next $25,000 of loss carryforward                 25,000     6,250   25.00%
    Remaining balance of loss carryforward               564       192   34.00%
Total Federal loss carryforward                       75,564    13,942
State loss carryforward (expires through 2014)        75,564     6,680    8.84%
Valuation allowance                                            (20,622)

Deferred tax asset                                              $   -

The valuation allowance for the period from inception [March 10, 2004] through December 31, 2004 is estimated at $20,622.

NOTE 7 - LEASE OBLIGATION
During the period ended December 31, 2004, the Company entered into an operating lease agreement for their office space. The agreement commenced in August 2004 and expires in July 2006. The agreement calls for monthly payments in the amount of $1,994, with an annual rent escalation of 3%. Rent for the period ended December 31, 2004 was $9,970. The agreement contains an option for early termination, for which the Company would incur approximately $4,200 of additional fees. Following is a schedule by years of future minimum lease payments required under the operating lease.

         Year     Lease Obligation
         2005     $ 24,227
         2006       14,377
                  --------
                  $ 38,604


NOTE 8

On April 9, 2004 the Company issued 2,499,999 shares of stock in exchange for services rendered. Since the Company was newly formed, an arbitrary estimate of the Company's stock price of $0.0012/share was used.
This stock price was not based on any historical financial metrics or other quantitative measurements as the Company was newly formed at the time.

              Unaudited Condensed Financial Statements, June 30, 2005

                           West Coast Car Company, Inc.
                          [A Development Stage Company]
                             Unaudited Balance Sheet
                                 June 30, 2005

                                    Assets
Current Assets
   Cash and cash equivalents                                   $  9,871
   Deposits                                                         550
   Inventory                                                     15,030
                                                               --------
Total Current Assets                                             25,451

Fixed Assets
    Fixed assets, net of depreciation                             5,042
                                                               --------
Total Fixed Assets                                                5,042

Other Assets
    Deposits                                                      7,976
                                                               --------
Total Current Assets                                              7,976
                                                               --------
Total Assets                                                   $ 38,469


                        Liabilities and Stockholders' Equity

Liabilities
Current Liabilities
   Accounts Payable                                               5,600
   Interest Payable                                               1,278
   Related Party Payable                                         50,000
   Current Liabilities                                         $ 56,878
                                                               --------
Total Current Liabilities                                        56,878


Long-term Liabilities
   Long-term Liabilities                                         -
                                                               --------
Total Long-term Liabilities                                      -
Total Liabilities                                                -

Stockholders' Equity

Preferred Stock -- 5,000,000 shares authorized having a
  par value of $.001 per share; 50,000 shares issued and
  outstanding; current liquidation value of $.10 per
  share                                                              50

Capital Stock -- 100,000,000 shares authorized having a
  par value of $.001 per share; 2,994,819 shares issued
  and outstanding                                                 2,995

Additional paid-in capital                                      103,919
Deficit accumulated during the development stage               (125,373)
                                                               --------
Total Stockholders' Equity                                      (18,409)
                                                               --------
Total Liabilities and Stockholders' Equity                     $ 38,469



See accompanying notes to financial statements

                           West Coast Car Company, Inc.
                          [A Development Stage Company]
                         Unaudited Statement of Operations
                                   June 30, 2005

                                                                                   For the Period      For the Period
                             Three Months       Three Months       Six Months       from Inception      from Inception
                                 Ended              Ended            Ended            (3/10/04)           (3/10/04)
                                6/30/05            6/30/04          6/30/05        through 6/30/04     through 6/30/05
                             ------------       ------------      ------------     ---------------     ---------------
Revenues                     $ 16,518           $ 0               $ 16,518         $ 0                 $ 16,518

Cost of Goods Sold             17,103             0                 17,103           0                   17,103
                             -----------        -----------       -----------      ---------------     ---------------
Gross Profit                     (585)            0                   (585)          0                     (585)

General & Administrative

   Expenses                    27,971             5,010             47,947           10,010              123,510

Interest Expense                1,278             0                  1,278           0                     1,278
                             -----------        -----------       -----------      ---------------     ---------------

Net Loss                      (29,834)           (5,010)           (49,810)         (10,010)            (125,373)

 Basic loss per share        $ (0.01)          $ (0.01)           $ (0.02)         $ (0.01)             $ (0.05)

Weighted average number of
common shares outstanding    2,994,819         2,277,777          2,994,819        1,830,356            2,712,603

See accompanying notes to financial statements

                    West Coast Car Company, Inc.
                   [A Development Stage Company]
                Unaudited Statements of Cash Flows
                        June 30, 2005


                                                                        For the Period         For the Period
                                                    Six Months           from Inception         from Inception
                                                       Ended               (3/10/04)              (3/10/04)
                                                      6/30/05           through 6/30/04        through 6/30/05
                                                    ----------          ---------------        ---------------
Cash Flows From Operating Activities
   Net income (loss)                                $ (49,810)          $ (10,010)             $ (125,373)
   Adjustments to reconcile net income (loss) to
    net cash provided by operating activities:
      Depreciation Expense                              1,583               0                       1,988
      (Increase)/decrease in:
         Inventory                                    (15,030)              0                     (15,030)
         Short-term Deposits                            0                   0                        (550)
         Long Term Deposits                             0                   0                      (7,976)
      Increase/(decrease) in:
         Accounts Payable                               5,600               0                       5,600
         Interest Payable                               1,278               0                       1,278
         Payables to related parties                   50,000               5,500                  50,000
Net Cash From Operating Activities                     (6,379)             (4,510)                (90,063)

Cash Flows From Investing Activities
        Purchase of Property and Equipment              0                   0                      (7,030)
 Net Cash From Investing Activities                     0                   0                      (7,030)

Cash Flows From Financing Activities
 Proceeds from stock issuance                           0                   5,000                 106,964
 Net Cash From Financing Activities                     0                   5,000                 106,964

 Net Increase in Cash                                  (6,379)                490                   9,871
 Beginning Cash Balance                                16,250               0                       0
 Ending Cash Balance                                $   9,871            $    490                 $ 9,871

 Supplemental Disclosure Information
    Cash paid for interest                          $   0                $  0                     $ 0
    Cash paid for taxes                             $   0                $  0                     $ 0

See accompanying notes to financial statements




PRELIMINARY NOTES


The accompanying condensed financial statements have been prepared without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the interim financial statements reflect all adjustments, consisting of normal recurring accruals, which are necessary for a fair statement of the results for the period. Certain information and disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company's General Form for Registration of Securities for the year ended December 31, 2004.

NOTE 1   RELATED PARTY PAYABLE

The Company received a loan of $50,000 from a commonly held company on March 7, 2005 with an annual interest rate of 8% and is payable on demand.

NOTE 2   INVENTORY

The Company had inventory of $15,030 as of June 30, 2005 consisting of automobiles ready for sale. The Company values inventory at the lower of cost or market.

PART III

--------------------------------------------------
Item 1. Index to Exhibits

Exhibit

3.1 Amended and Restated Certificate of Incorporation Incorporated by reference to the Company's
                                                      Registration Statement on
                                                      Form 10-SB dated September
                                                      26, 2005.

3.2 Bylaws                                            Incorporated by reference
                                                      to the Company's
                                                      Registration Statement on
                                                      Form 10-SB dated September
                                                      26, 2005.

10.1 AIR COMMERCIAL REAL ESTATE ASSOCIATION STANDARD
     INDUSTRIAL/COMMERCIAL MULTI-TENANT LEASE - GROSS Incorporated by reference to the Company's
                                                      Registration Statement on
                                                      Form 10-SB dated September
                                                      26, 2005.

10.2 Loan Agreement for $50,000 loan from Self-Storage
      Super Center, Inc.                              Incorporated by reference
                                                      to the Company's
                                                      Registration Statement on
                                                      Form 10-SB dated September
                                                      26, 2005.


SIGNATURES
In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


West Coast Car Company
By: /s/ Robert Worthington
-----------------------------
Robert Worthington President              October 25, 2005